

July 3, 2013

Via Facsimile
Mr. Fan Zhang
Chief Financial Officer
Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

Re: **Keyuan Petrochemicals, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed June 5, 2013
        File No. 1-34834

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business

Production Capacity and Expansion, page 8

1.   With a view towards future disclosure, please tell us what your rate of utilization was with respect to each of the product categories identified on the graphical presentation on page 9 for the fiscal year ended December 31, 2012. We note that you provide this disclosure only with respect to the SBS facility. Please explain in your response, and in

future filings disclose, to what extent the decision to expand production capacity in the facilities identified at the end of page 10 was driven by your current utilization rate.

Pricing, page 16

2.   With a view towards future disclosure, please tell us how you are able to meet the energy needs in the production of your products. In this regard, we note that energy costs do not appear to impact your operating expenses.

We continue to have significant concentration with regard to our capital resources…, page 25

3.   We note your disclosure that your largest supplier accounted for approximately 68% of total purchases for the year ended December 2012. Please tell us what consideration you have given to naming the supplier in the filing. Refer to Item 101(h)(4)(v) of Regulation S-K. To the extent that you and the supplier have entered into a supply agreement, in future filings briefly disclose the material terms of your supply agreement and file such agreement as an exhibit to your annual report, or otherwise tell us why you would not be required to do so.

4.   To the extent applicable, in future filings please disclose the terms of the letters of credit which may be violated as a result of your supplier providing you with short term financing. To the extent applicable, in future filings please expand your MD&A disclosure to discuss the short-term financings provided by your supplier and the potential impact on your liquidity.

Legal Proceedings, page 42

5.   With respect to the Rosen Law Firm class action suit, please tell us and in future filings identify the court where the case is currently pending. Refer to Item 103 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 55

6.   In your "Sales and Pricing" disclosure on page 16, you state that most of your customers pay cash in advance for your products. In the first paragraph of your page 56 disclosure, you state that the decrease in cash provided by operations "was primarily due to increases in accounts receivable…" In light of these disclosures, please explain the significant increase in the accounts receivable for fiscal year ended December 31, 2012 as compared to the prior period.

<u>Directors and Executive Officers of the Registrant, page 61</u>

7.   In accordance with Item 401(e)(1) of Regulation S-K, for each director please expand your future disclosures to describe the specific experience, qualifications, attributes or skills that led to the conclusion that this person should serve as a director of the company in light of the company's business and structure.

<u>Compensation of Directors, page 67</u>

8.   In accordance with Item 402(r)(3) of Regulation S-K, in future filings, please provide a description of the material factors necessary to an understanding of the director compensation disclosed in the table. For example, it is unclear why Mr. Shen's compensation is disproportionate to Mr. Xiang's.

<u>Certain Relationships and Related Transactions, page 71</u>

9.   Please refer to Note 11, "Short-Term Bank Borrowings" disclosure on page 15. You disclose that your subsidiary Ningbo Keyuan guarantees a number of your short-term bank borrowings. Please tell us why you have not identified Ningbo Keyuan as a related party here. In addition, in accordance with Items 404(a) and (d) of Regulation S-K, please revise your future filings to identify the amount of fees paid to the related parties as guarantors of loans.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce at (202) 551-3754, or Era Anagnosti at (202) 551-3369, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief